UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Helius Medical Technologies, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

42328V504
(CUSIP Number)

October 23, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V504	13G	Page 1 of 6 Pages

1.	NAME OF REPORTING PERSONS Columbus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,238,228 (See Note 1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,238,228 (See Note 1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,228 (See Note 1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	6.2% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount comprises ownership of 3,238,228 shares of Common Stock which consists of (i) 1,738,228 shares of Common Stock and (ii) 1,000,000 shares of restricted Common Stock and (iii) 500,000 shares of Common Stock issuable upon exercise of a warrant held by Columbus Capital Partners, L.P. (the "Warrant"). All such shares of Common Stock in the aggregate represent beneficial ownership of 6.2% of the Common Stock, based on (i) 51,922,480 outstanding shares of Common Stock (as defined in Item 2(d) below) as of November 6, 2020, as represented by the Issuer in the 10-Q filed with the Securities and Exchange Commission on November 12, 2020 plus (ii) 500,000 shares of Common Stock issuable upon exercise of the Warrant.
CUSIP No. 42328V504	13G	Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Helius Medical Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

642 Newtown Yardley Rd., Suite 100

Newtown, PA 18940

Item 2(a).	Name of Persons Filing:

Columbus Capital Partners, L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Columbus Capital Partners, L.P.

102 Via Los Altos

Tiburon, CA 94920

Item 2(c).	Citizenship:

Columbus Capital Partners, L.P. – CA

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

42328V504

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 42328V504	13G	Page 3 of 6 Pages

Item 4.	Ownership

Columbus Capital Partners, L.P.

(a)	Amount beneficially owned: 3,238,228 (See Note 2)

(b)	Percent of class: 6.2% (See Note 2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,238,228 (See Note 2)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,238,228 (See Note 2)

CUSIP No. 42328V504	13G	Page 4 of 6 Pages

Note 2:

This amount comprises ownership of 3,238,228 shares of Common Stock which consists of (i) 1,738,228 shares of Common Stock and (ii) 1,000,000 shares of restricted Common Stock and (iii) 500,000 shares of Common Stock issuable upon exercise of a warrant held by Columbus Capital Partners, L.P. (the "Warrant"). All such shares of Common Stock in the aggregate represent beneficial ownership of 6.2% of the Common Stock, based on (i) 51,922,480 outstanding shares of Common Stock (as defined in Item 2(d) below) as of November 6, 2020, as represented by the Issuer in the 10-Q filed with the Securities and Exchange Commission on November 12, 2020 plus (ii) 500,000 shares of Common Stock issuable upon exercise of the Warrant.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 42328V504	13G	Page 5 of 6 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2021

COLUMBUS CAPITAL PARTNERS, L.P.

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

CUSIP No. 42328V504	13G	Page 6 of 6 Pages